UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
________________________

ARCHAEA ENERGY INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
03940F103
(CUSIP Number)
Naseem Sagati Aghili
Ares Management Corporation
2000 Avenue of the Stars, 12th Floor,
Los Angeles, California 90067
(310) 201-4165
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 29, 2021
(Date of Event which Requires Filing of this Statement)
________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:             □
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Aria Renewable Energy Systems LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,942,643 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,942,643 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,942,643 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units (as defined below) for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in Archaea Energy Inc.'s (the “Issuer”) Third Quarter 10-Q (as defined below) and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants (as defined below) based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of restricted stock units (“RSUs”) granted to Scott Parkes in his capacity as a member of the Board (as defined below), and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer, but does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director serving on the Board that are expected to vest on January 1, 2023, subject to his continued service on the Board through such date. Shares of Class A Common Stock subject to stock options and RSUs for persons other than the Reporting Persons are not deemed outstanding for purposes of computing the percentage of the class owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
United States Power Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
8,067,336 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
8,067,336 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,067,336 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
10.3% (1)(2)
14.	Type of Reporting Person
PN
(1) Includes 8,067,336 shares of Class A Common Stock issuable upon the exchange of 8,067,336 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer's Third Quarter 10-Q and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of RSUs granted to Scott Parkes in his capacity as a member of the Board, and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer, but does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director serving on the Board that are expected to vest on January 1, 2023, subject to his continued service on the Board through such date. Shares of Class A Common Stock subject to stock options and RSUs for persons other than the Reporting Persons are not deemed outstanding for purposes of computing the percentage of the class owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
EIF US Power III, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
8,067,336 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
8,067,336 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,067,336 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
10.3% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 8,067,336 shares of Class A Common Stock issuable upon the exchange of 8,067,336 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer's Third Quarter 10-Q and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of RSUs granted to Scott Parkes in his capacity as a member of the Board, and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer, but does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director serving on the Board that are expected to vest on January 1, 2023, subject to his continued service on the Board through such date. Shares of Class A Common Stock subject to stock options and RSUs for persons other than the Reporting Persons are not deemed outstanding for purposes of computing the percentage of the class owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
EIF United States Power Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □ X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
6,875,307 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
6,875,307 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,875,307 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
8.8% (1)(2)
14.	Type of Reporting Person
PN
(1) Includes 6,875,307 shares of Class A Common Stock issuable upon the exchange of 6,875,307 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer's Third Quarter 10-Q and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of RSUs granted to Scott Parkes in his capacity as a member of the Board, and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer, but does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director serving on the Board that are expected to vest on January 1, 2023, subject to his continued service on the Board through such date. Shares of Class A Common Stock subject to stock options and RSUs for persons other than the Reporting Persons are not deemed outstanding for purposes of computing the percentage of the class owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
EIF US Power IV, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
6,875,307 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
6,875,307 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,875,307 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
8.8% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 6,875,307 shares of Class A Common Stock issuable upon the exchange of 6,875,307 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer's Third Quarter 10-Q and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of RSUs granted to Scott Parkes in his capacity as a member of the Board, and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer, but does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director serving on the Board that are expected to vest on January 1, 2023, subject to his continued service on the Board through such date. Shares of Class A Common Stock subject to stock options and RSUs for persons other than the Reporting Persons are not deemed outstanding for purposes of computing the percentage of the class owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares EIF Management LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,942,643 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,942,643 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,942,643 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer's Third Quarter 10-Q and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of RSUs granted to Scott Parkes in his capacity as a member of the Board, and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer, but does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director serving on the Board that are expected to vest on January 1, 2023, subject to his continued service on the Board through such date. Shares of Class A Common Stock subject to stock options and RSUs for persons other than the Reporting Persons are not deemed outstanding for purposes of computing the percentage of the class owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □ X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,944,520 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,944,520 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,944,520 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes (i) 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis, and (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC upon vesting of RSUs granted to Scott Parkes in his capacity as a director serving on the Board as of the date of this filing. Such amount does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a member of the Board that are expected to vest and settle on January 1, 2023, subject to his continued service on the Board through such date.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer's Third Quarter 10-Q and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of RSUs granted to Scott Parkes in his capacity as a member of the Board, and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer, but does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director serving on the Board that are expected to vest on January 1, 2023, subject to his continued service on the Board through such date. Shares of Class A Common Stock subject to stock options and RSUs for persons other than the Reporting Persons are not deemed outstanding for purposes of computing the percentage of the class owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,944,520 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,944,520 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,944,520 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
PN
(1) Includes (i) 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis, and (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC upon vesting of RSUs granted to Scott Parkes in his capacity as a director serving on the Board as of the date of this filing. Such amount does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a member of the Board that are expected to vest and settle on January 1, 2023, subject to his continued service on the Board through such date.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer's Third Quarter 10-Q and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of RSUs granted to Scott Parkes in his capacity as a member of the Board, and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer, but does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director serving on the Board that are expected to vest on January 1, 2023, subject to his continued service on the Board through such date. Shares of Class A Common Stock subject to stock options and RSUs for persons other than the Reporting Persons are not deemed outstanding for purposes of computing the percentage of the class owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Holdco LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,944,520 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,944,520 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,944,520 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes (i) 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis, and (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC upon vesting of RSUs granted to Scott Parkes in his capacity as a director serving on the Board as of the date of this filing. Such amount does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a member of the Board that are expected to vest and settle on January 1, 2023, subject to his continued service on the Board through such date.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer's Third Quarter 10-Q and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of RSUs granted to Scott Parkes in his capacity as a member of the Board, and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer, but does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director serving on the Board that are expected to vest on January 1, 2023, subject to his continued service on the Board through such date. Shares of Class A Common Stock subject to stock options and RSUs for persons other than the Reporting Persons are not deemed outstanding for purposes of computing the percentage of the class owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management Corp.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,944,520 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,944,520 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,944,520 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
CO
(1) Includes (i) 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis, and (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC upon vesting of RSUs granted to Scott Parkes in his capacity as a director serving on the Board as of the date of this filing. Such amount does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a member of the Board that are expected to vest and settle on January 1, 2023, subject to his continued service on the Board through such date.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer's Third Quarter 10-Q and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of RSUs granted to Scott Parkes in his capacity as a member of the Board, and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer, but does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director serving on the Board that are expected to vest on January 1, 2023, subject to his continued service on the Board through such date. Shares of Class A Common Stock subject to stock options and RSUs for persons other than the Reporting Persons are not deemed outstanding for purposes of computing the percentage of the class owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Voting LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,944,520 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,944,520 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,944,520 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes (i) 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis, and (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC upon vesting of RSUs granted to Scott Parkes in his capacity as a director serving on the Board as of the date of this filing. Such amount does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a member of the Board that are expected to vest and settle on January 1, 2023, subject to his continued service on the Board through such date.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer's Third Quarter 10-Q and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of RSUs granted to Scott Parkes in his capacity as a member of the Board, and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer, but does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director serving on the Board that are expected to vest on January 1, 2023, subject to his continued service on the Board through such date. Shares of Class A Common Stock subject to stock options and RSUs for persons other than the Reporting Persons are not deemed outstanding for purposes of computing the percentage of the class owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management GP LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,944,520 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,944,520 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,944,520 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes (i) 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis, and (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC upon vesting of RSUs granted to Scott Parkes in his capacity as a director serving on the Board as of the date of this filing. Such amount does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a member of the Board that are expected to vest and settle on January 1, 2023, subject to his continued service on the Board through such date.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer's Third Quarter 10-Q and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of RSUs granted to Scott Parkes in his capacity as a member of the Board, and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer, but does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director serving on the Board that are expected to vest on January 1, 2023, subject to his continued service on the Board through such date. Shares of Class A Common Stock subject to stock options and RSUs for persons other than the Reporting Persons are not deemed outstanding for purposes of computing the percentage of the class owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Partners Holdco LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,944,520 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,944,520 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,944,520 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes (i) 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis, and (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC upon vesting of RSUs granted to Scott Parkes in his capacity as a director serving on the Board as of the date of this filing. Such amount does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a member of the Board that are expected to vest and settle on January 1, 2023, subject to his continued service on the Board through such date.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer's Third Quarter 10-Q and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of RSUs granted to Scott Parkes in his capacity as a member of the Board, and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer, but does not include 6,838 shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director serving on the Board that are expected to vest on January 1, 2023, subject to his continued service on the Board through such date. Shares of Class A Common Stock subject to stock options and RSUs for persons other than the Reporting Persons are not deemed outstanding for purposes of computing the percentage of the class owned by the Reporting Persons.

This Amendment No. 5 (this “Amendment No. 5”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on September 27, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on November 8, 2021, Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on November 24, 2021, Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on December 13, 2021 and Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on December 15, 2021 (as so amended, the “13D Filing” and, together with this Amendment No. 5, the “Schedule 13D”). Except as amended in this Amendment No. 5, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 5 as so defined, unless otherwise defined in this Amendment No. 5.
Item 2.  Identity and Background
Item 2 of the 13D Filing is hereby amended by restating in its entirety the item disclosed under (c) as follows:
(c) The Reporting Persons are either holding companies without operations or are principally engaged in the business of investment management and investing in securities. Aria RES is indirectly controlled by the Ares Funds. The general partner of USP Fund III is EIF US Power III, LLC, and the managing member of EIF US Power III, LLC is Ares EIF Management LLC. The general partner of EIF USP Fund IV is EIF US Power IV, LLC, and the managing member of EIF US Power IV, LLC is Ares EIF Management LLC. The sole member of Ares EIF Management LLC is Ares Management LLC.  The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco.  The sole member of Ares Holdco is Ares Management.  Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Ares Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Ares Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this Schedule 13D, the holders of the Ares Class B Common Stock and the Ares Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met.  The sole member of both Ares Management GP and Ares Voting is Ares Partners.  Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members.  The present principal occupation of each of the Board Members is set forth in Schedule A to this Schedule 13D.
Each of the Reporting Persons (other than (i) Aria RES, solely with respect to the shares of Class A Common Stock that it directly holds or may be deemed to hold and (ii) Ares Management LLC, solely with respect to the shares of Class A Common Stock underlying RSUs granted to Scott Parkes in his capacity as a director of the Issuer’s board of directors (the “Board”)), and the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of the Class A Common Stock for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

Item 3.  Source and Amount of Funds
Item 3 of the 13D Filing is hereby amended and restated in its entirety as follows:
The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 3.
As described in Item 6 of this Schedule 13D, the securities reported on this Schedule 13D reflect the consummation of the Business Combinations (as defined below) contemplated by the Business Combination Agreements (as defined below) and the transactions consummated in connection therewith and the RSUs (as defined below) granted to Mr. Parkes pursuant to the 2021 Plan (as defined below) and held by Mr. Parkes on behalf and for the benefit of Ares Management LLC or its nominee.
Item 4.  Purpose of the Transaction
Item 4 of the 13D Filing is hereby amended by inserting after the second paragraph thereunder the following:
On December 29, 2021, the Reporting Persons acquired (or may be deemed to have acquired) beneficial ownership of 1,877 RSUs held by Mr. Parkes on behalf and for the benefit of Ares Management LLC, representing the right to receive the same number of shares of Class A Common Stock (the “Initial Grant RSUs”). The Initial Grant RSUs vested on January 1, 2022, and 1,877 shares of Class A Common Stock underlying the Initial Grant RSUs were issued to Ares Management LLC.
On January 1, 2022, the Reporting Persons acquired (or may be deemed to have acquired) beneficial ownership of 6,838 RSUs held by Mr. Parkes on behalf and for the benefit of Ares Management LLC, representing the right to receive the same number of shares of Class A Common Stock, which are expected to vest and settle on January 1, 2023, subject to his continued service on the Board through such date, and are not included in this Schedule 13D for purposes of calculating beneficial ownership. Upon vesting and settlement, 6,838 shares of Class A Common Stock underlying the RSUs will be issued to Ares Management LLC or its nominee.
Item 5.  Interest in Securities of the Issuer
Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:
The information set forth or incorporated by reference in Items 2 and 6 of this Schedule 13D is incorporated by reference in this Item 5.
The aggregate percentage of shares of Common Stock that the Reporting Persons may be deemed to beneficially own is determined in accordance with the rules of the SEC, assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, and is based on 63,291,290 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Third Quarter 10-Q, and gives effect to (i) 9,604,142 additional shares of Class A Common Stock issued upon exercise of Redeemable Warrants based on information provided by the Issuer, (ii) 1,877 shares of Class A Common Stock issued to Ares Management LLC following the vesting of RSUs granted to Mr. Parkes in his capacity as a member of the Board, and (iii) 94,295 additional shares of Class A Common Stock issued upon vesting of RSUs granted to other members of the Board based on information provided by the Issuer.
As of the date of this filing, 55,523,986 LFG Class A Units are outstanding, which is based on 62,281,735 LFG Class A Units outstanding as of November 8, 2021, as reported in the Issuer’s Third Quarter 10-Q filed with the SEC on November 15, 2021 (the “Third Quarter 10-Q”), and gives effect to the cancelation of 6,757,749 LFG Class A Units held by Aria RES in connection with the Share Repurchases (as defined below) and Salient Sales (as defined below). Assuming the conversion of all of the outstanding LFG Class A Units for shares of Class A Common Stock, the Reporting Persons may be deemed to beneficially own 12.6% of the Issuer’s Class A Common Stock in the aggregate.
(a) and (b)
As of the date of this filing, the Reporting Persons beneficially owned, in the aggregate, (i) 14,942,643 shares of Class B Common Stock and (ii) 14,942,643 LFG Class A Units. As described in Item 6 and incorporated by reference herein, subject to certain terms and conditions set forth in the LFG LLC Agreement (as defined below) and the Stockholders’ Agreement (as defined below), each LFG Class A Unit is exchangeable into Class A Common Stock on a one-for-one basis or, at the Issuer’s option, cash. Following any exchange of LFG Class A Units, an equal number of shares of Class B Common Stock held by the holder of such LFG Class A Units will be canceled. Additionally, as of the date of this filing, each of Ares Management LLC, Ares Management Holdings, Ares Holdco, Ares Management, Ares Voting, Ares Management GP and Ares Partners beneficially owned an additional 1,877 shares of Class A Common Stock issued to Ares Management LLC upon vesting of RSUs granted to Mr. Parkes in his capacity as a director serving on the Board.
Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Class A Common Stock held by Aria RES and reported on the cover pages to this Schedule 13D for such Reporting Person. Each of Ares Management LLC, Ares Management Holdings, Ares Holdco, Ares Management, Ares Voting, Ares Management GP and Ares Partners may be deemed to directly or indirectly beneficially own the shares of Class A Common Stock underlying the RSUs held by Mr. Parkes on behalf and for the benefit of Ares Management LLC and reported on the cover pages to this Schedule 13D for such Reporting Person. See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Class A Common Stock and the percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.
(c) Except in connection with the Business Combinations, the Share Repurchases and the Salient Sales and as described in Item 3, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.
(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the 13D Filing is hereby amended by inserting below new section titled “Remuneration Agreement” before the last paragraph and restating the last paragraph thereunder as follows:
Remuneration Agreement
On October 5, 2021, Ares Management LLC and Mr. Parkes entered into a Portfolio Company Remuneration Agreement (the “Fee Agreement”) pursuant to which Mr. Parkes agreed to pay Ares Management LLC any directors’ fees, consulting fees or other compensation or remuneration, including fees payable in the form of options, capital stock or other securities of the Issuer (collectively, the “Fees”) that Mr. Parkes receives in his capacity as a director serving on the Board, and instructed the Issuer to pay all Fees to Ares Management LLC. Any Fees in the form of securities or equity awards that may not be transferred to Ares Management LLC on the date of issue will be held by Mr. Parkes on behalf and for the benefit of Ares Management LLC until the earlier of (i) such time as such equity awards become transferable to Ares Management LLC or its nominee, upon which time the Issuer will transfer such Fees to Ares Management LLC or a nominee thereof as promptly as practicable thereafter and (ii) such time as such non-transferable securities are settled in, or otherwise converted into, shares of Class A Common Stock of the Issuer, which will be issued directly to Ares Management LLC or its nominee.
In connection with the Business Combinations, the Issuer adopted a new non-employee director compensation policy. The policy provides, among other things, commencing January 1, 2022, an annual equity award with grant date fair value of $125,000 for each non-employee director, granted in the form of restricted stock units that will vest on the one-year anniversary of the grant date, subject to the director’s continuous service through the vesting date. In addition, the Board approved a one-time grant of RSUs under the Archaea Energy Inc. 2021 Omnibus Incentive Plan (the “2021 Plan”) to each of the Issuer’s non-employee directors with a grant date fair value of $36,986.30, representing a prorated portion of the annual equity grant for the period during 2021 calendar year beginning on the Closing Date, to be granted following the filing of a registration statement on Form S-8 with respect to the 2021 Plan. Each such grant of RSUs will vest in full on January 1, 2022, subject to the director’s continuous service through that date.
Pursuant to a grant notice dated on or about December 29, 2021 (the “Grant Notice”) in the form of Exhibit 13 hereto, Mr. Parkes received a grant of 1,877 RSUs representing the right to receive the same number of shares of Class A Common Stock, all of which are expected to vest and settle within 60 days of December 29, 2021. Upon vesting and settlement, the shares of Class A Common Stock underlying the RSUs were issued to Ares Management LLC.
Certain of the Reporting Persons may be deemed to have beneficial ownership of the shares underlying any RSUs granted to Mr. Parkes in connection with his service as a director of the Issuer.
The foregoing description of the Fee Agreement, the 2021 Plan and the Grant Notice do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibits 11, 12 and 14 to this Schedule 13D, respectively, and are incorporated herein by reference.
Item 7.  Material to be Filed as Exhibits.
The information contained in Item 7 of the 13D Filing is hereby amended and supplemented by adding the following:
14.
Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Archaea Energy Inc. 2021 Omnibus Incentive Plan. (filed as Exhibit 10.15 to the Issuer’s Current Report on Form 8-K on September 21, 2021 and incorporated herein by reference).

99.1	Joint Filing Agreement, dated as of January 3, 2022, by and among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: January 3, 2022
Aria Renewable Energy Systems LLC

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

United States Power Fund III, L.P.
By: EIF US Power III, LLC, its general partner
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

EIF US Power III, LLC
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

EIF United States Power Fund IV, L.P.
By: EIF US Power IV, LLC, its general partner
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

EIF US Power IV, LLC
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

Ares EIF Management LLC

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

Ares Management LLC

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Management Holdings L.P.
By: Ares Holdco LLC, its general partner

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Holdco LLC

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Management Corporation

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Voting LLC
By: Ares Partners Holdco LLC, its sole member

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Management GP LLC

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Partners Holdco LLC

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory